NOVATION OF INVESTMENT ADVISORY AGREEMENT

TWO ROADS SHARED TRUST

This Novation of Investment Advisory Agreement (the “Novation Agreement”) is entered into this 28th day of November, 2017 by and among Anfield Capital Management, LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Anfield”), Regents Park Funds, LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Regents Park”), and Two Roads Shared Trust, a Delaware statutory trust (the “Trust”) on behalf of the Affinity Small Cap Fund, a series of the Trust (the “Fund”).

WHEREAS, the Fund has retained Anfield to render investment advisory services to the Fund pursuant to an Investment Advisory Agreement, dated April 20, 2015, by and between Anfield and the Trust on behalf of the Fund (the “Agreement”);

WHEREAS, Anfield and Regents Park are registered with the Securities and Exchange Commission as investment advisers under the Investment Advisers Act of 1940, as amended;

WHEREAS, Anfield, Regents Park and the Fund desire that Regents Park be substituted for Anfield under the Agreement in a transaction that does not result in a change of actual control or management of the adviser to the Trust in accordance with Rule 2a-6 under the Investment Company Act of 1940, as amended (the “1940 Act”), and is therefore not an “assignment” for purposes of Section 15(a)(4) of the 1940 Act; and

WHEREAS, Anfield desires to effect a novation of the Agreement so that Regents Park is substituted for Anfield as a party to such agreement and Anfield is released from its obligations under the Agreement, Regents Park desires to accept the novation thereof, and the Trust, on behalf of the Fund, desires to consent to such novation.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Novation and Acceptance. Subject to the terms and conditions contained herein, Anfield hereby effects a novation of the Agreement to substitute Regents Park for Anfield as a party to such agreement (the “Novation”), and the Fund hereby consents to such Novation and the Trust hereby releases Anfield from all of its duties and obligations under the Agreement, and Regents Park hereby accepts the Novation and hereby releases Anfield from all of its duties and obligations under the Agreement, and assumes all rights, duties and obligations of Anfield under the Agreement.

2. Term. The Novation shall become effective as of the date hereof and shall extend for so long as the terms specified in Section 8 of the Agreement are satisfied or until terminated in accordance with the Agreement.

3. No Termination. The parties agree that the Novation shall not constitute an “assignment” of the Agreement for purposes of Section 8(b) of the Agreement or the 1940 Act, and that the Agreement, as so novated, shall remain in full force and effect after the Novation.

4. Technical Amendment. The parties agree that all references in the Agreement to Anfield shall hereby be changed to Regents Park.

This Novation Agreement may be executed in multiple counterparts and all counterparts so executed will constitute one and the same agreement binding on all of the parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Novation Agreement to be executed as of the day and year first above written.

ANFIELD CAPITAL MANAGEMENT, LLC

By: /s/ David Young

Name: David Young

Title: CEO

REGENTS PARK FUNDS, LLC

By: /s/ Mark W. Okey

Name: Mark W. Okey

Title: COO & General Counsel

TWO ROADS SHARED TRUST, on behalf of the Affinity Small Cap Fund, a series of the Trust

By: /s/ James Colantino

Name: James Colantino

Title: President

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